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                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25

                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                              1-12687

(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K | X | Form 10-Q | | Form N-SAR              -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER

     For Period Ended:  January 31, 2001                                                                       449515 30 3
                                                                                                    -----------------------------
     [ ] Transition  Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report  on Form  11-K
     [x] Transition  Report  on Form 10-QSB
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

                                   IFS INTERNATIONAL HOLDINGS, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                                   300 JORDAN ROAD, TROY, NY 12180
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|     | (a) The reasons  described  in  reasonable  detail in  Part III of this form could not be eliminated  without unreasonable
        |     effort or expense;
        |
|       | | (b) The subject annual report, semi-annual report, transition report
        on Form 10-K, Form 20-F,  Form 11-K,  Form N-SAR, or | portion  thereof,
        will be filed on or before the  fifteenth  calendar  day  following  the
        prescribed  due date;  or the | subject  quarterly  report or transition
        report on Form 10-Q,  or portion  thereof will be filed on or before the
        fifth | calendar day following the prescribed due date; and |

| |     | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional time will be required in order for the registrant to complete and issue its Quarterly Report on Form 10-QSB. Additional time is required for the Company's independent auditors to complete their quarterly review of the registrant's financial statements as of and for the three months ended January 31, 2001.

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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification
          CARMEN A. PASCUITO                                     518                                     283-7900
    --------------------------------------------  -------------------------------  -------------------------------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |x| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due in substantial part to non-recurring non cash charges, it is anticipated that net loss for the nine months ended January 31, 2001 will be approximately $(9,100,000). The loss includes the cumulative effect of a change in accounting principle and a write down of software development costs and goodwill. During the current reporting period, the Company changed its revenue recognition policies to conform with guidelines of SAB 101 of the United States Securities and Exchange Commission. As a result, the Company will record a non-cash charge as a cumulative effect of a change in accounting principle during the reporting period. The change in accounting policy involved the timing of revenues. Pursuant to the change in policy, certain previously recorded revenues have been deferred to future periods. Additionally, the Company will record a write down of previously capitalized software development costs related to its Business Centre product and goodwill from the acquisition of Network Controls International, Inc.

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                                                IFS INTERNATIONAL HOLDINGS, INC.
                                       ----------------------------------------------------
                                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

               March 19, 2001                                                         /S/ CARMEN A. PASCUITO
Date _____________________________________                                   By_____________________________________________________
                                                                                          CARMEN A. PASCUITO, CFO, SECRETARY

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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